UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2 September 2005
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Directors and Persons Discharging Managerial Responsibilities and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the director / person discharging managerial responsibilities for the purposes of section 205G of the Australian Corporations Act in accordance with the Group's Securities Dealing Code.
Name of director / person discharging managerial responsibilities	Mr M Salamon
Date of last notice	31 August 2005
Date issuer informed of transaction	2 September 2005
Date and place of transaction	1 September 2005 on the London Stock Exchange

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director and/or person discharging managerial responsibilities.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)

Mr Salamon has an indirect interest in 1,152,070 shares in BHP Billiton Plc. The registered holders are KB (CI) Nominees Limited, Gardenview Nominees (Pty) Limited and Kleinwort Benson (Channel Islands) Limited as trustees of trusts in which Mr Salamon is a potential beneficiary.

No. of securities held prior to change	1,152,070
Class	Ordinary fully paid shares of US$0.50 in BHP Billiton Plc
Number acquired	127,243
Number disposed	52,301
Value/Consideration	Exercise @ nil cost Sale @ GPB 8.465 per share
No. of securities held after change	1,227,012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The exercise of 87,168 Group Incentive Scheme ("GIS") Performance Shares and 40,075 GIS Deferred Shares and the same day on-market sale of 52,301 Ordinary shares.
Any additional information

Mr Salamon has a direct interest in 21,849 shares in BHP Billiton Plc.

There is no change to report to the above holding.

The 74,942 shares retained from the exercise are registered in the name of Kleinwort Benson (Channel Islands) Limited.

Mr Salamon, as a director and a person discharging managerial responsibilities, also has a notifiable interest under United Kingdom legislation in 120,894 Ordinary shares of BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited as trustee of the Billiton Employee Share Ownership Trust.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connected Person if applicable)	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change (including total percentage holding)	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change (including total percentage holding)	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number (including percentage of issued holding)	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice (including total percentage holding)

       87,168        vested GIS Performance Shares
                         (ordinary shares of BHP Billiton
                         Plc)

       40,075        vested GIS Deferred Shares
                         (ordinary shares of BHP Billiton
                         Plc)

       89,056        maximum number of GIS
                         Performance Shares (ordinary
                         shares of BHP Billiton Plc)

       80,151        maximum number of GIS
                         Deferred Shares (ordinary shares
                         of BHP Billiton Plc)

       95,295        shares in BHP Billiton Plc under
                         the Co-Investment Plan

     300,000        maximum number of Performance
                         Shares (ordinary shares of BHP
                         Billiton Plc) under the LTIP

      ----------

     691,745        Total

Any additional information

This notification is in respect of the exercise of 87,168 Performance Shares and 40,075 Deferred Shares under the BHP Billiton Plc Group Incentive Scheme ("GIS") quoted above on 1 September 2005. (See Part 1).

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 2 September 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary